FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For
the month ended October, 2018

ICON plc
(Registrant's name)

333-08704
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland
Brendan.Brennan@iconplc.com
+353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Yes___X___	No______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc
Rider A
This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL
As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.
Business
ICON public limited company (“ICON”) is a clinical research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  Our vision is to be the global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.
We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2018 we had approximately 13,620 employees, in 93 locations in 37 countries. During the nine months ended September 30, 2018, we derived approximately 35.2%, 54.7% and 10.1% of our revenue in the United States, Europe and Rest of World respectively.
We began operations in 1990 and have expanded our business predominately through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process. We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is +353-1-291-2000.
Recent Developments
Changes in Board composition and executive leadership transition
In February 2018, the Board approved the appointment of Mr. Ciaran Murray (Executive Chairman) as non-Executive Chairman of ICON plc with effect from May 12, 2018. Dr, Ronan Lambe retired from the Board at the AGM on July 24, 2018.
Acquisitions
On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited acquired Mapi Development SAS ('Mapi') and its subsidiaries ("Mapi Group"). Mapi Group has over 40 years of experience supporting life-science companies as a world leading patient-centered research company in commercializing novel treatments through real-world evidence, strategic regulatory services, pharmacovigilance, market access and language services. Mapi Group is the premier provider of health research and commercialization services to life-science companies enabling market authorization, market access and market adoption of novel therapeutics. Total cash outflows on acquisition were $145.8 million. The acquisition of Mapi Group strengthens ICON’s existing commercialization and outcomes research business adding significant commercialization presence, analytics, real world evidence generation and strategic regulatory services.
Share repurchase program
A resolution was passed at the Company’s Annual General Meeting (“AGM”) on July 22, 2016, which authorizes the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company.  On October 3, 2016, the Company commenced the share buyback program of up to $400 million.  At December 31, 2017, a total of 3,018,414 ordinary shares were redeemed by the Company under the buyback program for a total consideration of $243.1 million.  At September 30, 2018 a total of 3,503,557 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $300.1 million.  All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required by Irish Company law.

New accounting pronouncements
Recently adopted accounting standards
The new revenue recognition standard (Accounting Standards Update (ASU) No. 2014-09 ‘Revenue from Contracts with Customers’) was released in 2014 and became effective for ICON plc with effect from January 1, 2018.  ICON has elected to adopt the new standard (Accounting Standards Codification (ASC) 606 'Revenue from Contracts with Customers') under the cumulative effect transition method. Under this transition method, the new standard is applied from January 1, 2018 without restatement of comparative period amounts. The cumulative effect of initially applying the new standard is reflected as an adjustment to opening equity at the date of application ($48.1 million). Results for the three months and nine months ended September 2017 are therefore presented under the previous revenue recognition accounting principles, ASC 605 'Revenue recognition'. See 'Note 13-Impact of change in accounting policies' for details of implications of adoption.
ASU 2016-16 'Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory' was issued in October 2016 and requires entities to recognize at the transaction date the income tax consequences of intercompany asset transfers other than inventory. The effective date of the standard for public companies is for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company has adopted the modified retrospective approach, as required by the standard, in determining the cumulative impact in retained earnings at January 1, 2018. The cumulative impact recognized in retained earnings as at January 1, 2018 is nil and the new guidance has no impact on the financial statements as at September 30, 2018.
Recently issued accounting standards
The new leasing standard (ASU No. 2016-02 ‘Leases’) was issued in February 2016 and will be effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, with early adoption permitted. ASC 842 ‘Leases’ supersedes the current requirements in ASC 840 'Leases' and requires that lessees recognize rights and obligations from virtually all leases (other than leases that meet the definition of a short-term lease) on their balance sheets as right-of-use assets with corresponding lease liabilities. The ASU also provides additional guidance on how to classify leases and how to determine the lease term for accounting purposes. In July 2018, the Financial Accounting Standards Board (FASB) issued ASU No. 2018-11 'Leases (Topic 842): Targeted Improvements', which provides the option to adopt the standard retrospectively for each prior period presented, as initially set out in ASU No. 2016-02, or as of the adoption date with a cumulative-effect adjustment to the opening balance of retained earnings. While ICON is still determining the impact of this ASU on its consolidated financial statements, the most significant change is expected to be the recognition of the right-of-use assets and lease liabilities on the consolidated balance sheet for operating leases related to property.
In August 2018, the FASB issued ASU No. 2018-15 'Internal-Use Software (Subtopic 350-40)' which provides guidance on when to capitalize implementation costs incurred in hosting arrangements which are accounted for as service contracts. ICON is currently evaluating the impact of this ASU on its consolidated financial statements. This ASU will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted.

     ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

	(Unaudited)	(Audited)
	September 30, 2018	December 31, 2017
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$426,221	$282,859
Short term investments - available for sale	65,261	77,589
Accounts receivable, net	373,264	379,501
Unbilled revenue	338,523	268,509
Other receivables	38,501	33,798
Prepayments and other current assets	42,314	34,377
Income taxes receivable	21,457	24,385
Total current assets	1,305,541	1,101,018

Other Assets:
Property, plant and equipment, net	154,548	163,051
Goodwill	760,884	769,058
Other non-current assets	15,694	15,393
Non-current income taxes receivable	18,977	18,396
Non-current deferred tax asset	15,922	8,074
Intangible assets	54,162	71,628
Total Assets	$2,325,728	$2,146,618
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$15,306	$18,590
Payments on account	353,636	298,992
Other liabilities	216,959	233,503
Income taxes payable	16,239	14,973
Total current liabilities	602,140	566,058
Other Liabilities:
Non-current bank credit lines and loan facilities	349,169	348,888
Non-current other liabilities	16,670	17,111
Non-current government grants	902	966
Non-current income taxes payable	14,773	14,879
Non-current deferred tax liability	7,590	7,716
Commitments and contingencies	—	—
Total Liabilities	991,244	955,618
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
54,435,930 shares issued and outstanding at September 30, 2018 and
54,081,601 shares issued and outstanding at December 31, 2017	4,689	4,664
Additional paid‑in capital	521,191	481,337
Other undenominated capital	947	912
Accumulated other comprehensive income	(64,526)	(38,713)
Retained earnings	872,183	742,800
Total Shareholders' Equity	1,334,484	1,191,000
Total Liabilities and Shareholders' Equity	$2,325,728	$2,146,618
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND SEPTEMBER 30, 2017
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	(in thousands except share and per share data)
Revenue:
Revenue	$655,017	$596,169	$1,916,752	$1,766,016
Reimbursable expenses	—	(155,846)	—	(462,716)

		440,323		1,303,300

Costs and expenses:
Direct costs
- Reimbursable expenses	179,642	—	507,708	—
- Other direct costs	279,554	259,672	831,306	760,175
Selling, general and administrative expense	80,819	79,433	242,670	241,655
Depreciation and amortization	17,062	16,280	51,006	45,123
Restructuring	—	—	12,490	7,753

Total costs and expenses	557,077	355,385	1,645,180	1,054,706

Income from operations	97,940	84,938	271,572	248,594
Interest income	1,314	632	3,154	1,766
Interest expense	(3,201)	(3,177)	(10,298)	(9,535)

Income before provision for income taxes	96,053	82,393	264,428	240,825
Provision for income taxes	(11,526)	(8,239)	(29,935)	(30,445)

Net income	$84,527	$74,154	$234,493	$210,380

Net income per Ordinary Share:

Basic	$1.55	$1.37	$4.33	$3.89

Diluted	$1.54	$1.35	$4.27	$3.84

Weighted average number of Ordinary Shares outstanding:

Basic	54,368,656	54,109,566	54,134,639	54,110,022

Diluted	54,901,404	54,756,184	54,888,151	54,840,112

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND SEPTEMBER 30, 2017 (UNAUDITED)

	Nine Months Ended
	September 30, 2018	September 30, 2017
	(in thousands)
Cash flows from operating activities:
Net income	$234,493	$210,380
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	9	185
Depreciation expense	35,432	31,748
Amortization of intangibles	15,574	13,375
Amortization of government grants	(35)	(33)
Interest on short term investments	(1,094)	(887)
Stock compensation expense	24,974	26,961
Amortization of gain on interest rate hedge	(698)	(696)
Amortization of financing costs	671	408
Deferred taxes	(1,448)	1,579
Changes in assets and liabilities:
Decrease in accounts receivable	4,935	90,205
Increase in unbilled revenue	(73,648)	(47,707)
Decrease/(increase) in other receivables	4,919	(5,560)
Increase in prepayments and other current assets	(8,591)	(2,169)
Increase in other non-current assets	(323)	(1,219)
Decrease in payments on account	(11,567)	(40,389)
(Decrease)/increase in other current liabilities	(14,422)	2,449
Decrease in other non-current liabilities	(589)	(3,682)
Increase in income taxes payable	2,215	792
(Decrease)/increase in accounts payable	(3,031)	1,444
Net cash provided by operating activities	207,776	277,184
Cash flows from investing activities:
Purchase of property, plant and equipment	(28,387)	(23,690)
Purchase of subsidiary undertakings	(1,645)	(144,131)
Cash acquired with subsidiary undertaking	—	18,634
Purchase of short term investments	(85,866)	(36,451)
Sale of short term investments	98,857	22,728
Net cash used in investing activities	(17,041)	(162,910)
Cash flows from financing activities:
Financing costs	(823)	—
Proceeds from exercise of equity compensation	14,930	7,825
Share issue costs	(13)	(13)
Repurchase of ordinary shares	(56,960)	(108,106)
Share repurchase costs	(46)	(86)
Net cash used in financing activities	(42,912)	(100,380)
Effect of exchange rate movements on cash	(4,461)	3,370
Net increase in cash and cash equivalents	143,362	17,264
Cash and cash equivalents at beginning of period	282,859	192,541
Cash and cash equivalents at end of period	$426,221	$209,805

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
	(dollars in thousands, except share data)
Balance at December 31, 2017	54,081,601	$4,664	$481,337	$912	$(38,713)	$742,800	$1,191,000

Cumulative effect adjustment from adoption of ASC 606	—	—	—	—	—	(48,104)	(48,104)

Balance at January 1, 2018	54,081,601	$4,664	$481,337	$912	$(38,713)	$694,696	$1,142,896

Comprehensive income:
Net income	—	—	—	—	—	234,493	234,493
Currency translation adjustment	—	—	—	—	(19,069)		(19,069)
Currency impact of long term funding (net of tax)	—	—	—	—	(4,137)	—	(4,137)
Unrealized capital gain – investments	—	—	—	—	(429)	—	(429)
Amortization of interest rate hedge	—	—	—	—	(698)	—	(698)
Fair value of cash flow hedge (net of tax)	—	—	—	—	(1,480)	—	(1,480)

Total comprehensive income	—	—	—	—	(25,813)	234,493	208,680

Exercise of share options	355,216	25	14,870	—	—	—	14,895
Issue of restricted share units	484,256	35	—	—	—	—	35
Non-cash stock compensation expense	—	—	24,997	—	—	—	24,997
Share issuance costs	—	—	(13)	—	—	—	(13)
Share repurchase program	(485,143)	(35)	—	35	—	(56,960)	(56,960)
Share repurchase costs	—	—	—	—	—	(46)	(46)

Balance at September 30, 2018	54,435,930	$4,689	$521,191	$947	$(64,526)	$872,183	$1,334,484

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2018
1. Basis of Presentation
These condensed consolidated financial statements which have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.
The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2017. Operating results for the nine months ended September 30, 2018 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2018.

2. Significant accounting policies
The Company adopted Accounting Standards Codification (ASC) 606 ‘Revenue from Contracts with Customers’, with a date of initial application of January 1, 2018. The revenue recognition accounting policy applied in preparation of the results for the nine months ended September 30, 2018 therefore reflect application of ASC 606. ICON has elected to adopt the standard using the cumulative effect transition method. Under this transition method, ICON has applied the new standard as at the date of initial application (i.e. January 1, 2018), without restatement of comparative period amounts. The cumulative effect of initially applying the new standard (to revenue, costs and tax) is recorded as an adjustment to the opening balance of equity at the date of initial application. See 'Note 13 - Impact of change in accounting policies' for details. The comparative information has not been adjusted and therefore continues to be reported under ASC 605 ‘Revenue Recognition’.
The new standard requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation.
The most significant impact of application of the standard relates to our assessment of performance and percentage of completion in respect of our clinical trial service revenue. Prior to application of ASC 606, the revenue attributable to performance was determined based on both input and output methods of measurement. We have concluded that under the new standard, a clinical trial is a single performance obligation satisfied over time i.e. the full service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. We have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research trial. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured therefore based on an input measure being total project costs (inclusive of third party costs) at each reporting period.
See 'Note 13 - Impact of change in accounting policies' for details of the impact of application of the provisions of ASC 606 in the nine months ended September 30, 2018 and in respect of the position at September 30, 2018.

3. Revenue
Revenue disaggregated by customer profile is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	(in thousands)		(in thousands)

Top client	$92,280	$73,212	$254,655	$264,142
Clients 2-5	173,112	95,068	502,514	274,074
Clients 6-10	94,631	70,320	287,782	184,800
Clients 11-25	106,184	79,377	329,833	223,267
Other	188,810	122,347	541,968	357,017

Total	$655,017	$440,323	$1,916,752	$1,303,300

4. Trade accounts receivable, unbilled services and payments on account

Trade accounts receivables and unbilled revenue are as follows:

	September 30, 2018	December 31, 2017
	(in thousands)
Contract assets:
Billed services (accounts receivable)	$381,735	$388,431
Unbilled services (unbilled revenue)	338,523	268,509
Trade accounts receivable and unbilled revenue	720,258	656,940
Allowance for doubtful accounts	(8,471)	(8,930)

Trade accounts receivable and unbilled revenue, net	$711,787	$648,010

Unbilled services and payments on account were as follows:

(in thousands, except percentages)	September 30, 2018	December 31, 2017	$ Change	% Change

Unbilled services (unbilled revenue)	$338,523	$268,509	$70,014	26.1%
Unearned revenue (payments on account)	(353,636)	(298,992)	(54,644)	18.3%

Net balance	$(15,113)	$(30,483)	$15,370	50.4%

Unbilled services as at September 30, 2018 increased by $70.0 million as compared to December 31, 2017. Adoption of ASC 606 as at January 1, 2018 resulted in a net reduction in unbilled revenue of $42.0 million and a net increase in payments on account of $25.1 million. Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Payments on account increased by $54.6 million over the same period resulting in an increase of $15.4 million in the net balance of unbilled services and payments on account between December 31, 2017 and September 30, 2018. These fluctuations are primarily due to timing of payments and invoicing related to the Group's clinical trial management contracts.

The bad debt expense recognized on the Group's receivables and unbilled services was de minimis for the three and nine months ended September 30, 2018.

As of September 30, 2018 approximately $5.2 billion of revenue is expected to be recognized in the future in respect of unrealized performance obligations. The Company expects to recognize revenue on approximately 40% of the unrealized performance obligation over the next 12 months, with the remainder recognized thereafter over the duration of the customer contracts.

5. Goodwill

	Nine Months Ended	Year Ended
	September 30, 2018	December 31, 2017
	(in thousands)
Opening balance	$769,058	$616,088
Current period acquisitions (Note 6)	—	129,222
Prior period acquisitions (Note 6)	1,048	1,393
Foreign exchange movement	(9,222)	22,355

Closing balance	$760,884	$769,058

6. Business Combinations
Acquisitions – Mapi Group
On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited, acquired Mapi Group. Mapi Group is a leading patient-centered health outcomes research and commercialization company. Cash outflows on acquisition were $145.8 million. The acquisition agreement provided for working capital targets to be achieved. On March 26, 2018, the Company paid $1.6 million in respect of these targets on completion of the working capital review.
The acquisition of Mapi Group has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company has made a provisional assessment of the fair value of assets acquired and liabilities assumed as at that date. The table following summarizes the Company’s fair values of the assets acquired and liabilities assumed:

July 27,
2017
(in thousands)
Cash	$19,649
Property, plant and equipment	4,872
Goodwill*	130,270
Order book	13,012
Customer list	18,392
Accounts receivable	15,874
Unbilled revenue	6,984
Prepayments and other current assets	2,587
Other receivables	1,430
Income taxes receivable	4,262
Accounts payable	(2,994)
Payments on account	(31,445)
Other liabilities	(24,952)
Non-current other liabilities	(1,061)
Non-current deferred tax liability	(11,104)

Net assets acquired	$145,776

Cash outflows	$144,131
Working capital adjustment	$1,645
Total consideration	$145,776

*Goodwill represents the acquisition of an established workforce with experience in late phase commercialization, analytics, real world evidence generation and strategic regulatory services in clinical trial services for biologics, drugs and devices. Goodwill related to the business acquired is not tax deductible.

Acquisitions – ICON Government & Public Health Solutions (formerly Clinical Research Management (ClinicalRM))
On September 15, 2016, a subsidiary of the Company, ICON US Holdings Inc. acquired ICON Government & Public Health Solutions (''GPHS'') which resulted in net cash outflow of $52.4 million (including certain payments made on behalf of GPHS totaling $9.2 million). GPHS is a full-service CRO specializing in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. The organization helps customers progress their products to market faster with a wide array of research, regulatory and sponsor services within the U.S. and around the globe. GPHS provide full service and functional research solutions to a broad range of US government agencies. Their extensive expertise extends across basic and applied research, infectious diseases, vaccines development, testing and the response to bio-threats. They have worked in collaboration with government and commercial customers to respond to the threat of global viral epidemics. Further consideration of up to $12.0 million was payable if certain performance milestones are achieved in respect of periods up to December 31, 2017.  The fair value of the contingent consideration on acquisition and at March 31, 2017 was estimated at $6 million  The evaluation of the performance and forecast performance of GPHS against performance milestones was updated as required at June 30, 2017.  Arising from that evaluation, the fair value of the contingent consideration liability was determined as $Nil, resulting in a net credit of $6 million being recorded within selling, general & administrative expenses in the Statement of Operations.
The acquisition of GPHS has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The table following summarizes the fair values of the assets acquired and liabilities assumed:

September 15, 2016
(in thousands)
Cash	$3,168
Property, plant and equipment	939
Goodwill*	35,969
Customer lists	4,012
Order backlog	1,668
Brand	1,409
Accounts receivable	11,431
Unbilled revenue	3,868
Prepayments and other current assets	1,673
Accounts payable	(165)
Other liabilities	(5,569)
Non-current other liabilities	(7)

Net assets acquired	$58,396

Total consideration	$58,396

*Goodwill represents the acquisition of an established workforce with experience in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. Goodwill related to the US portion of the business acquired is tax deductible. In finalizing the goodwill on acquisition of GPHS in the twelve month period from acquisition, fair value adjustments were made which resulted in an increase to unbilled revenue ($1.1 million) and other liabilities ($1.1 million) and in a decrease to accounts receivable ($0.3 million) and accounts payable ($0.5 million). Customer list, order backlog and brand intangible asset values were also finalized.

7. Restructuring
Restructuring charges
A restructuring charge of $12.5 million was recognized during the nine months ended September 30, 2018 under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilizations, resulting in a charge of $9.7 million and office consolidation resulting in the recognition of an onerous lease obligation of $2.8 million.
Details of the restructuring charge recognized in the three and nine months ended September 30, 2018 are as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	(in thousands)		(in thousands)
Restructuring charges	$—	$—	$12,490	$7,753

Total	$—	$—	$12,490	$7,753
Details of the movement in the restructuring charge recognized in the three and nine months ended September 30, 2018 are as follows:

	Workforce reductions	Onerous Lease	Total
	(in thousands)
Initial restructuring charge recorded	$9,684	$2,806	$12,490
Utilization	(3,978)	(538)	$(4,516)
Provision at September 30, 2018	$5,706	$2,268	$7,974
Prior Period Restructuring charges
A restructuring charge of $7.8 million was recognized during the year ended December 31, 2017 under a restructuring plan adopted following a review of operations.  The restructuring plan reflected resource rationalization across the business to improve resource utilization.

Workforce Reductions
(in thousands)
Total provision recognized	$7,753
Utilized	(4,656)
Provision at December 31, 2017	$3,097
Utilized	(1,015)
Provision at September 30, 2018	$2,082
A restructuring charge of $8.2 million was recognized during the year ended December 31, 2016 under a restructuring plan adopted following a review by the Company of its operations.  The restructuring plan includes resource rationalizations in certain areas of the business to improve resource utilization, resulting in a charge of $6.2 million and office consolidation resulting in the recognition of an onerous lease obligation of $2.0 million during the twelve months ended December 31, 2016.

	Workforce Reductions	Onerous Lease	Total
	(in thousands)
Total provision recognized	$6,190	$1,969	$8,159
Utilized	(5,734)	(571)	(6,305)
Foreign exchange	(63)	—	(63)
Provision at December 31, 2016	$393	$1,398	$1,791
Utilized	(393)	(1,081)	(1,474)
Provision at December 31, 2017	$—	$317	$317
Utilized	—	(317)	(317)
Provision at September 30, 2018	$—	$—	$—
A restructuring charge of $8.8 million was recognized during the year ended December 31, 2014. Following the closure of the Company’s European Phase 1 services in 2013, the Company recognized a charge in 2014 in relation to its Manchester, United Kingdom facility; $5.6 million in relation to asset impairments and $3.2 million in relation to an onerous lease charge associated with this facility.

	Onerous Lease	Asset Impairment	Total
	(in thousands)
Total provision recognized	$3,167	$5,629	$8,796
Asset write off	—	(5,629)	(5,629)
Provision at December 31, 2014	$3,167	$—	$3,167
Utilized	(1,167)	—	(1,167)
Provision at December 31, 2015	$2,000	$—	$2,000
Utilized	(1,359)	—	(1,359)
Provision at December 31, 2016	$641	$—	$641
Utilized	(441)	—	(441)
Provision at December 31, 2017	$200	$—	$200
Utilized	(200)	—	(200)
Provision at September 30, 2018	$—	$—	$—
At September 30, 2018, $9.4 million is included within other liabilities and $0.7 million within non-current other liabilities.

8. Income Taxes
Income taxes recognized during the three and nine months ended September 30, 2018, comprise:

	Three Months Ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	(in thousands)		(in thousands)
Provision for income taxes	$11,526	$8,239	$31,388	$31,414
Tax impact of restructuring and other items	—	—	(1,453)	(969)
Provision for income taxes after restructuring and other items	$11,526	$8,239	$29,935	$30,445
As at September 30, 2018 the Company maintains a $25.8 million liability (December 31, 2017: $26.1 million) for unrecognized tax benefit, which is comprised of $22.5 million (December 31, 2017: $23.7 million) related to items generating unrecognized tax benefits and $3.3 million (December 31, 2017: $2.4 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.
The Company has analyzed the filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2013 through 2017 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

9. Net income per ordinary share
Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.
The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	54,368,656	54,109,566	54,134,639	54,110,022
Effect of dilutive share options outstanding	532,748	646,618	753,512	730,090
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	54,901,404	54,756,184	54,888,151	54,840,112

10. Share-based Awards
Share Options
On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any Director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive Director retained by the Company or any Subsidiary for the purchase of ordinary shares.
On February 14, 2017, both the 2008 Employee Plan and the 2008 Consultants Plan (together the “2008 Option Plans”) were amended and restated in order to increase the number of options that can be issued under the 2008 Consultants Plan from 400,000 to 1.0 million and to extend the date for options to be granted under the 2008 Option Plans.
An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 1.0 million shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Plan. No options may be granted under the 2008 Option Plans after February 14, 2027.
Each option granted under the 2008 Option Plans will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.
On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board could grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. An aggregate of 6.0 million ordinary shares were reserved under the 2003 Share Option Plan; and, in no event could the number of ordinary shares issued pursuant to options awarded under this plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determined otherwise. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Share Option Plan during any calendar year to any employee was 400,000 ordinary shares. The 2003 Share Option Plan expired on January 17, 2013. No new options may be granted under this plan.
Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant. Share options typically vest over a period of five years from date of grant and expire eight years from date of grant. Share option awards granted to non-Executive Directors during the nine months ended September 30, 2018 vest one year from the date of grant. The maximum contractual term of options outstanding at September 30, 2018 is eight years.
The following table summarizes option activity for the nine months ended September 30, 2018:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2017	1,171,393	$56.02	$17.15
Granted	167,557	$118.90	$36.84
Exercised	(355,216)	$41.93	$13.76
Forfeited	(7,705)	$34.78	$11.83

Outstanding at September 30, 2018	976,029	$72.11	$21.80	5.10

Exercisable at September 30, 2018	452,066	$53.60	$16.60	3.86

The Company has outstanding options with fair values ranging from $8.53 to $39.96 per option or a weighted average fair value of $14.57 per option. The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at September 30, 2018 was 452,066. Fully vested share options at September 30, 2018 have an average remaining contractual term of 3.86 years, an average exercise price of $53.6 and a total intrinsic value of $45.3 million. The total intrinsic value of options exercised during the nine months ended September 30, 2018 was $32.6 million (September 30, 2017: $21.8 million).
The following table summarizes the movement in non-vested share options for the nine months ended September 30, 2018:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Non-vested outstanding at December 31, 2017	694,727	$68.06	$20.03

Granted	167,557	$118.90	$36.84
Vested	(335,616)	$62.28	$18.53
Forfeited	(2,705)	$56.58	$16.84

Non-vested outstanding at September 30, 2018	523,963	$88.07	$26.38
Fair value of Stock Options Assumptions
The weighted average fair value of options granted during the nine months ended September 30, 2018 and September 30, 2017 was calculated using the Black-Scholes option pricing model.  The weighted average grant date fair values and assumptions used were as follows:

	Nine Months Ended
	September 30, 2018	September 30, 2017
Weighted average grant date fair value	$36.84	$25.06
Assumptions:
Expected volatility	30%	29%
Dividend yield	—%	—%
Risk-free interest rate	2.73%	1.93%
Expected life	5 years	5 years
Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.
Restricted Share Units and Performance Share Units
On July 21, 2008, the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan. An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.
On April 23, 2013, the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  On May 11, 2015, the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the RSU Plan by 2.5 million shares.  Accordingly, an aggregate of 4.1 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.

The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the nine months ended September 30, 2018:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value	RSU Weighted Average Remaining Contractual Life
Outstanding at December 31, 2017	511,026	$72.07	0.93	715,970	$72.65	1.28

Granted	71,906	$116.02		159,070	$123.32
Shares vested	(215,826)	$68.28		(271,183)	$67.96
Forfeited	(116,053)	$70.89		(57,429)	$76.90

Outstanding at September 30, 2018	251,053	$85.95	1.21	546,428	$89.28	1.46
The fair value of RSUs vested for the nine months ended September 30, 2018 totaled $18.4 million (full year 2017: $16.6 million).
The fair value of PSUs vested for the nine months ended September 30, 2018 totaled $14.7 million (full year 2017: $15.0 million).
The PSUs vest based on service and specified EPS targets over the period 2015 – 2018, 2016 – 2019, 2017 – 2020 and 2018 – 2021. Since 2013, 147,630 PSUs (net of forfeitures) have been granted.  Depending on the amount of EPS from 2015 to 2021, up to an additional 103,423 PSUs may also be granted.
Non-cash stock compensation expense
Non-cash stock compensation expense for the three and nine months ended September 30, 2018 has been allocated as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	(in thousands)		(in thousands)
Direct costs	$4,708	$4,551	$13,761	$14,855
Selling, general and administrative	3,836	3,709	11,213	12,106

	$8,544	$8,260	$24,974	$26,961
Total non-cash stock compensation expense not yet recognized at September 30, 2018 amounted to $51.5 million. The weighted average period over which this is expected to be recognized is 2.1 years.
The amendments required by Accounting Standards Update (‘ASU’) 2016-09 ‘Improvements to Employee Share-Based Payment Accounting’ require the Company to record all tax effects related to share-based payments through the income statement rather than additional paid in capital. The Company applied the updated standard prospectively during the year ended December 31, 2017.

11. Share Capital
On October 3, 2016, the Company commenced a previously announced share buyback program of up to $400 million.  The Company can acquire up to 10% of its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws, and the Company’s constitutional documents through open market share acquisitions.
The buyback program gives a broker authority to acquire the Company’s ordinary shares from time to time on the open market in accordance with agreed terms and limitations. The acquisition of shares pursuant to the buyback program was effected by way of redemption and cancellation of the shares, in accordance with the Constitution of the Company.
During the nine months ended September 30, 2018 485,143 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $57.0 million. At September 30, 2018 a total of 3,503,557 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $300.1 million. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to an other undenominated capital reserve as required under Irish Company Law.

12. Business Segment Information
The Company determines and presents operating segments based on the information that is internally provided to the chief operating decision maker, together the (‘CODM’) in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information. The Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, were together considered the Company’s CODM in the period up to and including March 1, 2017.  On March 1, 2017, Mr. Ciaran Murray transitioned from his role as Chief Executive Officer to the role of Executive Chairman of the Board of Directors and Dr. Steve Cutler was appointed as Chief Executive Officer. As of March 1, 2017, the Company determined that the CODM was comprised of the Chief Executive Officer and the Chief Financial Officer.
The Company determines and presents operating segments based on the information that is provided to the CODM.  The Company operates as one single business segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries. There have been no changes to the basis of segmentation or the measurement basis for the segment results in the period.
The Company is a clinical research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.  The Company has expanded predominately through internal growth together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.
The Company is generally awarded projects based upon responses to requests for proposals received from companies in the pharmaceutical, biotechnology and medical device industries or work orders executed under our strategic partnership arrangements. Contracts with customers are generally entered into centrally, in most cases with ICON Clinical Research Limited (“ICON Ireland”), the Company’s principal operating subsidiary in Ireland. Revenues, which consist primarily of fees earned under these contracts, are allocated to individual entities within the Group, based on where the work is performed in accordance with the Company’s global transfer pricing model.
ICON Ireland acts as the group entrepreneur under the Company’s global transfer pricing model given its role in the development and management of the group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the group and its responsibility for maintaining the Company’s global network. ICON Ireland enters into the majority of the Company’s customer contracts.
ICON Ireland remunerates other operating entities in the ICON Group on the basis of a guaranteed cost plus mark up for the services they perform in each of their local territories. The cost plus mark up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The cost plus mark up policy is reviewed annually to ensure that it is market appropriate.

The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The residual revenues of the Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland. As such revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise revenues of the Group after deducting the cost plus revenues attributable to the activities performed outside Ireland.
The Company's areas of operation outside of Ireland include the United States, United Kingdom, Belgium, France, Germany, Italy, Spain, The Netherlands, Sweden, Turkey, Poland, Czech Republic, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.
The geographical distribution of the Company’s segment measures as at September 30, 2018 and December 31, 2017 and for the three and nine months ended September 30, 2018 and September 30, 2017 is as follows:
a) The distribution of revenue by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	(in thousands)		(in thousands)
Ireland	$270,709	$231,718	$765,939	$695,382
Rest of Europe	91,292	94,622	283,024	246,101
U.S.	227,279	213,202	674,150	666,222
Rest of World	65,737	56,627	193,639	158,311

Total	$655,017	$596,169	$1,916,752	$1,766,016
* All sales shown for Ireland are export sales.
** 2017 restated for gross revenue.
b) The distribution of income from operations including restructuring, by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	(in thousands)		(in thousands)
Ireland	$71,435	$62,152	$190,832	$164,760
Rest of Europe	7,038	2,526	23,864	15,124
U.S.	14,413	16,150	40,918	52,897
Rest of World	5,054	4,110	15,958	15,813

Total	$97,940	$84,938	$271,572	$248,594

c) The distribution of income from operations excluding restructuring, by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	(in thousands)		(in thousands)
Ireland	$71,435	$62,152	$203,322	$172,513
Rest of Europe	7,038	2,526	23,864	15,124
U.S.	14,413	16,150	40,918	52,897
Rest of World	5,054	4,110	15,958	15,813

Total	$97,940	$84,938	$284,062	$256,347

d) The distribution of property, plant and equipment, net, by geographical area was as follows:

	September 30, 2018	December 31, 2017
	(in thousands)
Ireland	$104,935	$111,329
Rest of Europe	9,657	9,026
U.S.	24,384	27,797
Rest of World	15,572	14,899

Total	$154,548	$163,051

e) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	(in thousands)		(in thousands)
Ireland	$8,053	$6,985	$23,917	$19,465
Rest of Europe	1,491	3,469	4,654	6,498
U.S.	6,396	4,819	18,997	16,348
Rest of World	1,122	1,007	3,438	2,812

Total	$17,062	$16,280	$51,006	$45,123

f) The distribution of total assets by geographical area was as follows:

	September 30, 2018	December 31, 2017
	(in thousands)
Ireland	$1,020,644	$880,378
Rest of Europe	493,363	504,418
U.S.	690,471	650,681
Rest of World	121,250	111,141

Total	$2,325,728	$2,146,618

13.      Impact of change in accounting policies
The Company adopted ASC 606 ‘Revenue from Contracts with Customers’, with a date of initial application of January 1, 2018. The revenue recognition accounting policy applied in preparation of the results for the three and nine months ended September 30, 2018 therefore reflect application of ASC 606. ICON has elected to adopt the standard using the cumulative effect transition method. Under this transition method, ICON has applied the new standard as at the date of initial application (i.e. January 1, 2018), without restatement of comparative amounts. The cumulative effect of initially applying the new standard (to revenue, costs and tax) is recorded as an adjustment to the opening balance of equity at the date of initial application. The comparative information has not been adjusted and therefore continues to be reported under ASC 605 ‘Revenue Recognition’.
The new standard requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation.
The most significant impact of application of the standard relates to our assessment of performance and percentage of completion in respect of our clinical trial service revenue. Prior to application of ASC 606, the revenue attributable to performance was determined based on both input and output methods of measurement. We have concluded that under the new standard, a clinical trial service is a single performance obligation satisfied over time i.e. the full service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. We have concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured therefore based on on an input measure being total project costs (inclusive of third party costs) at each reporting period.
The tables on the pages following summarize the impact of adopting ASC 606 on the consolidated financial statements for the three and nine months ended September 30, 2018.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2018 (UNAUDITED)

	September 30, 2018
	As reported	Adjustments	Balance without adoption of Topic 606
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$426,221	$—	$426,221
Short term investments - available for sale	65,261	—	65,261
Accounts receivable, net	373,264	—	373,264
Unbilled revenue	338,523	45,851	384,374
Other receivables	38,501	(12,455)	26,046
Prepayments and other current assets	42,314	—	42,314
Income taxes receivable	21,457	—	21,457
Total current assets	1,305,541	33,396	1,338,937

Other Assets:
Property, plant and equipment, net	154,548	—	154,548
Goodwill	760,884	—	760,884
Other non-current assets	15,694	—	15,694
Non-current income taxes receivable	18,977	—	18,977
Non-current deferred tax asset	15,922	(5,978)	9,944
Intangible assets	54,162	—	54,162
Total Assets	$2,325,728	$27,418	$2,353,146
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$15,306	$—	$15,306
Payments on account	353,636	(25,100)	328,536
Other liabilities	216,959	—	216,959
Income taxes payable	16,239	1,291	17,530
Total current liabilities	602,140	(23,809)	578,331
Other Liabilities:
Non-current bank credit lines and loan facilities	349,169	—	349,169
Non-current other liabilities	16,670	—	16,670
Non-current government grants	902	—	902
Non-current income taxes payable	14,773	—	14,773
Non-current deferred tax liability	7,590	—	7,590
Commitments and contingencies	—	—	—
Total Liabilities	991,244	(23,809)	967,435
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
54,435,930 shares issued and outstanding at September 30, 2018 and
54,081,601 shares issued and outstanding at December 31, 2017	4,689	—	4,689
Additional paid‑in capital	521,191	—	521,191
Other undenominated capital	947	—	947
Accumulated other comprehensive income	(64,526)	—	(64,526)
Retained earnings	872,183	51,227	923,410
Total Shareholders' Equity	1,334,484	51,227	1,385,711
Total Liabilities and Shareholders' Equity	$2,325,728	$27,418	$2,353,146

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018
UNAUDITED)

	Three Months Ended			Nine Months Ended
	September 30, 2018	September 30, 2018	September 30, 2018	September 30, 2018	September 30, 2018	September 30, 2018
	As reported	Adjustments	Balance without adoption of Topic 606	As reported	Adjustments	Balance without adoption of Topic 606
	(in thousands except share and per share data)			(in thousands except share and per share data)
Revenue:
Revenue	$655,017	$1,022	$656,039	$1,916,752	$3,867	$1,920,619
Reimbursable expenses	—	(179,642)	$(179,642)	—	(507,708)	$(507,708)

		(178,620)	476,397		(503,841)	1,412,911

Costs and expenses:
Direct costs
- Reimbursable expenses	179,642	(179,642)	—	507,708	(507,708)	—
- Other direct costs	279,554	—	279,554	831,306	—	831,306
Selling, general and administrative expense	80,819	125	80,944	242,670	347	243,017
Depreciation and amortization	17,062	—	17,062	51,006		51,006
Restructuring	—	—	—	12,490		12,490

Total costs and expenses	557,077	(179,517)	377,560	1,645,180	(507,361)	1,137,819

Income from operations	97,940	897	98,837	271,572	3,520	275,092
Interest income	1,314	—	1,314	3,154	—	3,154
Interest expense	(3,201)	—	(3,201)	(10,298)	—	(10,298)

Income before provision for income taxes	96,053	897	96,950	264,428	3,520	267,948
Provision for income taxes	(11,526)	(108)	(11,634)	(29,935)	(397)	(30,332)

Net income	$84,527	$789	$85,316	$234,493	$3,123	$237,616

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED)

	Nine Months Ended
	September 30, 2018
	As Reported	Adjustments	Balance without adoption of Topic 606
	(in thousands)
Cash flows from operating activities:
Net income	$234,493	$3,123	$237,616
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	9	—	9
Depreciation expense	35,432	—	35,432
Amortization of intangibles	15,574	—	15,574
Amortization of government grants	(35)	—	(35)
Interest on short term investments	(1,094)	—	(1,094)
Stock compensation expense	24,974	—	24,974
Amortization of gain on interest rate hedge	(698)	—	(698)
Amortization of financing costs	671	—	671
Deferred taxes	(1,448)	5,978	4,530
Changes in assets and liabilities:
Decrease in accounts receivable	4,935	—	4,935
Increase in unbilled revenue	(73,648)	2,253	(71,395)
Decrease in other receivables	4,919	12,455	17,374
Increase in prepayments and other current assets	(8,591)	—	(8,591)
Increase in other non-current assets	(323)	—	(323)
Decrease in payments on account	(11,567)	(25,100)	(36,667)
Decrease in other current liabilities	(14,422)	—	(14,422)
Decrease in other non-current liabilities	(589)	—	(589)
Increase in income taxes payable	2,215	1,291	3,506
Decrease in accounts payable	(3,031)	—	(3,031)
Net cash provided by operating activities	207,776	—	207,776
Cash flows from investing activities:
Purchase of property, plant and equipment	(28,387)	—	(28,387)
Purchase of subsidiary undertakings	(1,645)	—	(1,645)
Purchase of short term investments	(85,866)	—	(85,866)
Sale of short term investments	98,857	—	98,857
Net cash used in investing activities	(17,041)	—	(17,041)
Cash flows from financing activities:
Financing costs	(823)	—	(823)
Proceeds from exercise of equity compensation	14,930	—	14,930
Share issue costs	(13)	—	(13)
Repurchase of ordinary shares	(56,960)	—	(56,960)
Share repurchase costs	(46)	—	(46)
Net cash used in financing activities	(42,912)	—	(42,912)
Effect of exchange rate movements on cash	(4,461)		(4,461)
Net increase in cash and cash equivalents	143,362	—	143,362
Cash and cash equivalents at beginning of period	282,859		282,859
Cash and cash equivalents at end of period	$426,221	$—	$426,221

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
	(dollars in thousands, except share data)
Balance at December 31, 2017	54,081,601	$4,664	$481,337	$912	$(38,713)	$742,800	$1,191,000

Comprehensive income:
Net income (as reported)	—	—	—	—	—	234,493	234,493
Impact of change in accounting policy	—	—	—	—	—	3,123	3,123
Currency translation adjustment	—	—	—	—	(19,069)		(19,069)
Currency impact of long term funding	—	—	—	—	(4,137)	—	(4,137)
Unrealized capital gain – investments	—	—	—	—	(429)	—	(429)
Amortization of interest rate hedge	—	—	—	—	(698)	—	(698)
Fair value of cash flow hedge	—	—	—	—	(1,480)	—	(1,480)

Total comprehensive income	—	—	—	—	(25,813)	237,616	211,803

Exercise of share options	355,216	25	14,870	—	—	—	14,895
Issue of restricted share units	484,256	35	—	—	—	—	35
Non-cash stock compensation expense	—	—	24,997	—	—	—	24,997
Share issuance costs	—	—	(13)	—	—	—	(13)
Share repurchase program	(485,143)	(35)	—	35	—	(56,960)	(56,960)
Share repurchase costs	—	—	—	—	—	(46)	(46)

Balance at September 30, 2018	54,435,930	$4,689	$521,191	$947	$(64,526)	$923,410	$1,385,711

ICON plc
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2017. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.
Overview
We are a CRO providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice, delivering best in class information, solutions and performance in clinical and outcomes research.
We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2018 we employed approximately 13,620 employees, in 93 locations in 37 countries. During the nine months ended September 30, 2018 we derived approximately 35.2%, 54.7% and 10.1% of our revenue in the United States, Europe and Rest of World respectively.
As the nature of our business involves the management of projects having a typical duration of a few weeks to several years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from clients from year to year.
Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrolment or investigator recruitment. In the event of termination the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.
Our backlog consists of potential revenue yet to be earned from projects awarded by clients. At September 30, 2018 we had an unrealized performance obligation of approximately $5.2 billion (see Note 4). We believe that our remaining or unrealized performance obligation as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of revenue.
Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.
In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside of the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations.
As we conduct operations on a global basis, our effective tax rate depends on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations
Three Months Ended September 30, 2018 compared with Three Months Ended September 30, 2017
The following table sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	September 30, 2018	September 30, 2017	2018 to 2017
			Percentage
	Percentage of Revenue		Increase/ (Decrease)
Revenue	100.0%	100.0%	9.9%

Costs and expenses:
Direct costs	42.7%	43.6%	7.7%
Reimbursable expenses	27.4%	26.2%	15.3%
Selling, general and administrative	12.3%	13.3%	1.7%
Depreciation	1.8%	1.9%	2.6%
Amortization	0.8%	0.8%	10.0%
Restructuring	—%	—%	—%

Income from operations	15.0%	14.2%	15.3%
Revenue for the period increased by $58.8 million, or 9.9%, from $596.2 million for the three months ended September 30, 2017 to $655.0 million for the three months ended September 30, 2018. Revenue increased by 10% in constant currency and increased by 8.4% in constant dollar organic terms. The increase in revenues in the three months ended September 30, 2018 can be explained by both continued organic growth, and the additional revenues from the acquisition of Mapi on July 27, 2017. The Company changed its accounting policy for revenue recognition on the adoption of ASC 606 ‘Revenue from Contracts with Customers’, with a date of initial application of January 1, 2018 (see Notes 2 and 13).
During the three months ended September 30, 2018 we derived approximately 34.7%, 55.3% and 10% of our revenue in the United States, Europe and Rest of World respectively.  During the three months ended September 30, 2018, $265.4 million or 40.5% of our revenues were derived from our top 5 customers. The largest of these customers related to a Strategic Partnership with a large global pharmaceutical company.  Revenue from this customer contributed 14.1% of revenue for the quarter. Revenue from our second largest customer contributed 7.8% for the quarter. Net revenues (reported under ASC 605 see Note 13) derived from our top 5 customers were $182.5 million or 38.3% during the three months ended September 30, 2018, compared to $168.3 million or 38.2% of net revenues (reported under ASC 605) during the three months ended September 30, 2017. Net revenue from our top customer (reported under ASC 605 see Note 13) was 13.1% for the three months ended September 30, 2018 and 16.6% of net revenue (reported under ASC 605 see Note 13) in respect of the three months ended September 30, 2017. The addition of new customer accounts, particularly mid-tier pharma customers and biotech customers continues to result in a reduction in concentration of revenues from our top 5 customers.
Revenue in Ireland increased from $231.7 million for the three months ended September 30, 2017 to $270.7 million for the three months ended September 30, 2018. Revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 12 Business Segmental Information for further details). Revenue in our Rest of Europe region decreased from $94.6 million for the three months ended September 30, 2017 to $91.3 million for the three months ended September 30, 2018.  Revenue in our Rest of World region increased from $56.6 million for the three months ended September 30, 2017 to $65.7 million for the three months ended September 30, 2018. Revenue in the U.S. region increased from $213.2 million for the three months ended September 30, 2017 to $227.3 million for the three months ended September 30, 2018.

Direct costs for the period increased by $19.9 million, or 7.7%, from $259.7 million for the three months ended September 30, 2017 to $279.6 million for the three months ended September 30, 2018. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose primarily from an increase in personnel related expenditure of $14.6 million. As a percentage of revenue, direct costs have decreased from 43.6% for the three months ended September 30, 2017 to 42.7% for the three months ended September 30, 2018.
Reimbursable expenses for the period increased by $23.8 million, or 15.3%, from $155.8 million for the three months ended September 30, 2017 to $179.6 million for the three months ended September 30, 2018. As a percentage of revenue, reimbursable expenses have increased from 26.2% for the three months ended September 30, 2017 to 27.4% for the three months ended September 30, 2018.
Selling, general and administrative expenses for the period increased by $1.4 million, or 1.7%, from $79.4 million for the three months ended September 30, 2017 to $80.8 million for the three months ended September 30, 2018. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. The net increase in selling, general and administration expenses for the period of $1.4 million reflects a continued focus on personnel related expenditure and facilities and related costs. As a percentage of revenue, selling, general and administrative expenses, decreased from 13.3% for the three months ended September 30, 2017 to 12.3% for the three months ended September 30, 2018.
Depreciation expense for the period increased by $0.3 million, or 2.6%, from $11.4 million for three months ended September 30, 2017 to $11.7 million for three months ended September 30, 2018. Depreciation expense arises principally from continued investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of revenue the depreciation expense decreased from 1.9% for the three months ended September 30, 2017 to 1.8% for the three months ended September 30, 2018. Amortization expense for the period increased by $0.5 million, or 10.0%, from $4.9 million for the three months ended September 30, 2017 to $5.4 million for the three months ended September 30, 2018. Amortization expense represents the amortization of intangible assets acquired on business combinations. The increase in the amortization expense for the period relates primarily to the acquisition of Mapi in July 2017.  As a percentage of revenue, amortization expense for the three months ended September 30, 2018 was 0.8% which was in line with the three months ended September 30, 2017.
As a result of the above, income from operations for the period increased by $13.0 million, or 15.3%, from $84.9 million for the three months ended September 30, 2017 to $97.9 millionfor the three months ended September 30, 2018. As a percentage of revenue, income from operations for the three months ended September 30, 2018 increased from 14.2% of revenues for the three months ended September 30, 2017 to 15.0% of revenues for the three months ended September 30, 2018.
Income from operations in Ireland increased from a profit of $62.2 million for the three months ended September 30, 2017 to a profit of $71.4 million for the three months ended September 30, 2018.  Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note 12 Business Segmental Information for further details). Income from operations in our Rest of Europe region increased from $2.5 million for the three months ended September 30, 2017 to $7.0 million for the three months ended September 30, 2018, while income from operations in our Rest of World region increased from $4.1 million for the three months ended September 30, 2017 to $5.1 million for the three months ended September 30, 2018.  Income from operations in the U.S. region decreased from $16.2 million for the three months ended September 30, 2017 to $14.4 million for the three months ended September 30, 2018.
Interest expense for the period increased by $0.02 million, or 0.8%, from $3.2 million for the three months ended September 30, 2017 to $3.2 million for the three months ended September 30, 2018. Interest income increased by $0.7 million or 107.9% from $0.6 million for the three months ended September 30, 2017 to $1.3 million for the three months ended September 30, 2018.
Provision for income taxes increased from $8.2 million for the three months ended September 30, 2017 to $11.5 million for the three months ended September 30, 2018. The Company’s effective tax rate for the three months ended September 30, 2018 was 12% compared with 10% for the three months ended September 30, 2017. The Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Nine Months Ended September 30, 2018 compared with Nine Months Ended September 30, 2017
The following table sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Nine Months Ended
	September 30, 2018	September 30, 2017	2018 to 2017
	Percentage of Revenue		Percentage Increase/ (Decrease)
Revenue	100.0%	100.0%	8.5%

Costs and expenses:
Direct costs	43.4%	43.0%	9.4%
Reimbursable expenses	26.5%	26.2%	9.7%
Selling, general and administrative	12.7%	13.7%	0.4%
Depreciation	1.8%	1.8%	11.6%
Amortization	0.8%	0.8%	16.4%
Restructuring	0.6%	0.4%	61.1%

Income from operations	14.2%	14.1%	9.2%

Revenue for the period increased by $150.7 million, or 8.5%, from $1,766.0 million for the nine months ended September 30, 2017 to $1,916.8 million for the nine months ended September 30, 2018. Revenue increased by 6.7% in constant currency and increased by 2.3% in constant dollar organic terms. The increase in revenues in the nine months ended September 30, 2018 can be explained by both continued organic growth, and the additional revenues from the acquisition of Mapi on July 27, 2017. The Company changed its accounting policy for revenue recognition on the adoption of ASC 606 ‘Revenue from Contracts with Customers’, with a date of initial application of January 1, 2018 (see Notes 2 and 13).
During the nine months ended September 30, 2018 we derived approximately 35.2%, 54.7% and 10.1% of our revenue in the United States, Europe and Rest of World respectively. During the nine months ended September 30, 2018 $757.2 million or 39.5% of our revenues were derived from our top 5 customers. The largest of these customers related to a Strategic Partnership with a large global pharmaceutical company.  Revenue from this customer contributed 13.3% of revenue for the nine months ended September 30, 2018. Revenue from our second largest customer contributed 9.5% for the nine months ended September 30, 2018. Net revenues (reported under ASC 605 see Note 13) derived from our top 5 customers were $540.5 million or 38.3% during the nine months ended September 30, 2018, compared to $538.2 million or 41.3% of net revenues (reported under ASC 605) during the nine months ended September 30, 2017. Net revenue from our top customer (reported under ASC 605 see Note 13) was 13.2% for the nine months ended September 30, 2018 and 20.3% of revenue (reported under ASC 605 see Note 13) in respect of the nine months ended September 30, 2017. The addition of new customer accounts, particularly mid-tier pharma customers and biotech customers continues to result in a reduction in concentration of revenues from our top 5 customers.
Revenue in Ireland increased from $695.4 million for the nine months ended September 30, 2017 to $765.9 million for the nine months ended September 30, 2018. Revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 12 Business Segmental Information for further details). Revenue in our Rest of Europe region increased from $246.1 million for the nine months ended September 30, 2017 to $283.0 million for the nine months ended September 30, 2018, principally reflecting the acquisition of Mapi in July 2017.  Revenue in our Rest of World region increased from $158.3 million for the nine months ended September 30, 2017 to $193.6 million for the nine months ended September 30, 2018. Revenue in the U.S. region increased from $666.2 million for the nine months ended September 30, 2017 to $674.2 million for the nine months ended September 30, 2018.

Direct costs for the period increased by $71.1 million, or 9.4%, from $760.2 million for the nine months ended September 30, 2017 to $831.3 million for the nine months ended September 30, 2018. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in headcount and a corresponding increase in personnel related expenditure of $68.5 million. As a percentage of revenue, direct costs have increased from 43.0% for the nine months ended September 30, 2017 to 43.4% for the nine months ended September 30, 2018.
Reimbursable expenses for the period increased by $45.0 million, or 9.7%, from $462.7 million for the nine months ended September 30, 2017 to $507.7 million for the nine months ended September 30, 2018. As a percentage of revenue, reimbursable expenses have increased from 26.2% for the nine months ended September 30, 2017 to 26.5% for the nine months ended September 30, 2018. The increase in reimbursable expenses is directly related to the increased activity.
Selling, general and administrative expenses for the period increased by $1.0 million, or 0.4%, from $241.7 million for the nine months ended September 30, 2017 to $242.7 million for the nine months ended September 30, 2018. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. The net increase in selling, general and administration expenses for the period of $1.0 million reflects a continued focus on personnel related expenditure and facilities and related costs. As a percentage of revenue, selling, general and administrative expenses decreased from 13.7% for the nine months ended September 30, 2017 to 12.7% for the nine months ended September 30, 2018.
Depreciation expense for the period increased by $3.7 million, or 11.6%, from $31.7 million for the nine months ended September 30, 2017 to $35.4 million for nine months ended September 30, 2018. Depreciation expense arises principally from continued investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of revenue the depreciation expense for the nine months ended September 30, 2018 was 1.8% which was in line with percentage of revenue charge for the nine months ended September 30, 2017.  Amortization expense for the period increased by $2.2 million, or 16.4%, from $13.4 million for the nine months ended September 30, 2017 to $15.6 million for the nine months ended September 30, 2018. Amortization expense represents the amortization of intangible assets acquired on business combinations. The increase in the amortization expense for the period relates primarily to the acquisition of Mapi in July 2017.  As a percentage of revenue, amortization expense for the nine months ended September 30, 2018 was 0.8%, which is line with the nine months ended September 30, 2017.
During the nine months ended September 30, 2018, a restructuring charge of $12.5 million was recognized under a restructuring plan adopted following a review by the company of its operations. The restructuring plan includes resource rationalization in certain areas of the business to improve resource utilization (see note 4 Restructuring for further information). During the nine months September 30, 2017, a restructuring charge of $7.8 million was recognized.
As a result of the above, income from operations for the period increased by $23.0 million or 9.2%, from $248.6 million ($256.3 million excluding restructuring) for the nine months ended September 30, 2017 to $271.6 million ($284.1 million excluding restructuring) for the nine months ended September 30, 2018 . As a percentage of revenue, income from operations for the nine months ended September 30, 2018 increased from 14.1% (14.5% excluding restructuring charges) of revenues for the nine months ended September 30, 2017 to 14.2% (14.8% excluding restructuring charges) of revenues for the nine months ended September 30, 2018.
Income from operations in Ireland increased from a profit of $164.8 million ($172.5 million excluding restructuring charges) for the nine months ended September 30, 2017 to a profit of $190.8 million ($203.3 million excluding restructuring charges) for the nine months ended September 30, 2018 .  Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note 12 Business Segmental Information for further details). Income from operations in our Rest of Europe region increased from $15.1 million ($15.1 million excluding restructuring charges) for the nine months ended September 30, 2017 to $23.9 million ($23.9 million excluding restructuring charges) for the nine months ended September 30, 2018, while income from operations in our Rest of World region increased from $15.8 million ($15.8 million excluding restructuring charges) for the nine months ended September 30, 2017 to $16.0 million ($16.0 million excluding restructuring charges) for the nine months ended September 30, 2018.  Income from operations in the U.S. region decreased from $52.9 million ($52.9 million excluding restructuring charges) for the nine months ended September 30, 2017 to $40.9 million ($40.9 million excluding restructuring charges) for the nine months ended September 30, 2018 .  During the nine months ended September 30, 2017 a credit of $6 million was recorded being the reduction in the assessment of the fair value of contingent consideration liability relating to the acquisition of ClinicalRM.

Interest expense for the period increased by $0.8 million, or 8%, from $9.5 million for the nine months ended September 30, 2017 to $10.3 million for the nine months ended September 30, 2018. Interest income increased by $1.4 million or 78.6%, from $1.8 million for the nine months ended September 30, 2017 to $3.2 million for the nine months ended September 30, 2018.
Provision for income taxes decreased from $30.4 million ($31.4 million excluding restructuring charges) for the nine months ended September 30, 2017 to $29.9 million ($31.4 million excluding restructuring charges) for the nine months ended September 30, 2018.  The Company’s effective tax rate for the nine months ended September 30, 2018 was 11.3% (11.3% excluding restructuring charges) compared with 12.6% (12.6% excluding restructuring charges) for the nine months ended September 30, 2017. The Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.
Liquidity and Capital Resources
The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions.
Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred or revenue recognized on contracts.
Cash and cash equivalents and net borrowings

	Balance December 31, 2017	Drawn down/ (repaid)	Net cash inflow/ (outflow)	Other non- cash adjustments	Effect of exchange rates	Balance September 30, 2018
	(in thousands)
Cash and cash equivalents	$282,859	$—	$147,823	$—	$(4,461)	$426,221
Private placement notes	(348,888)	—	—	(281)	—	(349,169)

	$(66,029)	$—	$147,823	$(281)	$(4,461)	$77,052
The Company’s cash and short term investment balances at September 30, 2018 amounted to $491.5 million compared with cash and short term investment balances of $360.5 million at December 31, 2017.  The Company’s cash and short term investment balances at September 30, 2018 comprised of cash and cash equivalents of $426.2 million and short-term investments of $65.3 million. The Company’s cash and short term investment balances at December 31, 2017 comprised of cash and cash equivalents of $282.9 million and short-term investments of $77.6 million.
On December 15, 2015, ICON Investments Five Unlimited Company issued Senior Notes for aggregate gross proceeds of $350.0 million in a private placement. The Senior Notes will mature on December 15, 2020. Interest payable is fixed at 3.64%, and is payable semi-annually on the Senior Notes on each June 15 and December 15, commencing June 15, 2016. The Senior Notes are guaranteed by ICON plc.
On March 12, 2018, the Company entered into a five year committed multi-currency Revolving Credit Facility for $150.0 million with Citibank, JP Morgan, Santander, HSBC Bank and Morgan Stanley International (“Revolving Credit Facility”). Each bank subject to the agreement has committed $30.0 million to the facility, with equal terms and conditions in place with all institutions.  The facility is guaranteed by ICON plc. The facility replaces the $100.0 million facility which was entered into in June 2014 due to mature in June 2019. The facility bears interest at LIBOR plus a margin. No amounts were drawn at September 30, 2018, or at December 31, 2017, in respect of the Revolving Credit Facility. Amounts available to the Group under the facility at September 30, 2018 were $150.0 million and at December 31, 2017 were $100.0 million.
The Group also has an uncommitted short-term revolving credit facility of $30 million. No amounts were drawn under this facility at December 31, 2017 or at September 30, 2018.
Net cash provided by operating activities was $207.8 million for the nine months ended September 30, 2018 compared with cash provided by operating activities of $277.2 million for the nine months ended September 30, 2017.  This reflects the impact of the increase in revenues and underlying profitability of the Company offset by movements in working capital balances in the period.

The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in instalments based on the delivery of certain performance targets or “milestones” (e.g. target patient enrolment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the delivery of a particular milestone during the period or the timing of cash receipts from customers.  A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at September 30, 2018 was 49 days (under ASC 606) and was in line with 49 days at December 31, 2017 (under ASC 605).  The number of days revenue outstanding at September 30, 2017 was 50 days compared to 50 days at December 31, 2016.
Net cash used in investing activities was $17.0 million for the nine months ended September 30, 2018 compared to net cash used in investing activities of $162.9 million for the nine months ended September 30, 2017. Net cash used in the nine months ended September 30, 2018 relates to capital expenditure of $28.4 million, which was mainly comprised of investment in facilities and IT infrastructure. During the nine months ended September 30, 2018 $85.9 million was used for the purchase of short term investments and $98.9 million was generated by the sale of short term investments.  Net cash used in investing activities during the nine months ended September 30, 2017 relates to capital expenditure of $23.7 million, which was mainly comprised of investment in facilities and IT infrastructure. During the nine months ended September 30, 2017 $144.1 million was used for the acquisition of Mapi Group, $36.5 million was used for the purchase of short term investments and $22.7 million was generated by the sale of short term investments.
Net cash used in financing activities during the nine months ended September 30, 2018 amounted to $42.9 million compared to net cash used in financing activities of $100.4 million for the nine months ended September 30, 2017.  Cash outflows in respect of financing includes cash payments in respect of the Company’s share repurchase program totaling $57.0 million during the nine months ended September 30, 2018 and financing costs of $0.8 million.  In addition, $14.9 million was received by the Company from the exercise of share options. During the nine months ended September 30, 2017, $108.1 million was recognized in relation to the Company's share repurchase program.  In addition, $7.8 million was received by the Company from the exercise of share options.
As a result of these cash flows, cash and cash equivalents increased by $143.4 million for the nine months ended September 30, 2018 compared to an increase of $17.3 million for the nine months ended September 30, 2017.
Inflation
We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.
Legal Proceedings
We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/Brendan Brennan
Date:	October 31, 2018	Brendan Brennan
Chief Financial Officer